United States
                    Securities and Exchange Commission
                          Washington, D.C.  20549


                               Schedule 13G/A

                 Under the Securities Exchange Act of 1934

                             Amendment No. 1*

                              CareInsite, Inc
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 14170M106
                              (CUSIP Number)


                             December 31, 1999
          (Date of Event Which Requires Filing of this Statement)




*The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the      subject class
of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  14170M106                   13G

1.NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

  Cerner Investment, Corp.  Tax ID No.  43-1869960

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:

  (a)  [ ]
  (b)  [ ]

1. SEC USE ONLY

2. CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     3.   SOLE VOTING POWER                        0

     4.   SHARED VOTING POWER             13,956,015

     5.   SOLE DISPOSITIVE POWER                   0

     6.   SHARED DISPOSITIVE POWER        13,956,015

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,956,015

8.    CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  19.6%

10.  TYPE OF PERSON REPORTING:  CO

Cusip No.  14170M106                   13G

1.NAME OF REPORTING PERSON (S.S. or I.R.S. Identification No. of Above Person)

  Cerner Corporation  Tax ID No.   43-1196944

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:

  (a)  [ ]
  (b)  [ ]

1.SEC USE ONLY

2.CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     3.   SOLE VOTING POWER                        0

     4.   SHARED VOTING POWER             13,956,015

     5.   SOLE DISPOSITIVE POWER                   0

     6.   SHARED DISPOSITIVE POWER        13,956,015

7.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  13,956,015

8.CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: [ ]

9.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  19.6%

10.TYPE OF PERSON REPORTING:  CO

                               SCHEDULE 13G/A
                       FILED PURSUANT TO RULE 13d-7
Item 1(a):     Name of Issuer:

               CareInsite, Inc.

Item 1(b):     Name of Issuer's Principal Executive Offices:

               669 River Drive
               River Drive Center II
               Elmwood, NJ  07407

Item 2(a):     Name of Person Filing:

               (i)   Cerner Investment, Corp.
               (ii)  Cerner Corporation

Item 2(b):     Address or Principal Business Office or, if None, Residence:

               (i) -(ii) 2800 Rockcreek Parkway, Suite 601
                         Kansas City, MO  64117

Item 2(c):     Citizenship:

               (i)   Cerner Investment, Corp. - Nevada
               (ii)  Cerner Corporation - Delaware

Item 2(d):     Title of Class of Securities:

               Common Stock

Item 2(e):     CUSIP Number:

               14170M106

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4:        Ownership

               (a)  Amount Beneficially Owned:   13,956,015 *

               (b)  Percent of Class:                  19.6%

               (c)  Number of Shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                         -0-

                    (ii) shared power to vote or to direct the vote:

                         Cerner Corporation:    13,956,015 (indirect)
                         Cerner Investment, Corp:  13,956,015 (direct)

                    (iii)sole power to dispose or to direct the disposition of:
                          -0-

                    (iv)shared power to dispose or to direct the disposition of:

                         Cerner Corporation:  13,956,015 (indirect)
                         Cerner Investment, Corp.  13,956,015 (direct)

*  Includes 806,756 warrant shares exercisable January 26, 2000.

Item 5:        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of
               securities, check the following (   ).

Item 6:   Ownership of More than Five Percent on Behalf of Another Person

               No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock of the issuer owned by the reporting persons.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not Applicable.

Item 8:   Identification and Classification of Members of the Group.

               Not Applicable.

Item 9:   Notice of Dissolution of Group.

               Not Applicable.

Item 10:  Certification

               Not Applicable.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 By: /s/Randy D. Sims
     ---------------------
       Randy D. Sims
       Vice President and Chief Legal Officer



       February 14, 2000
     ---------------------
       Date